EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Profit	$76	$118	$216	$372

Add:
Provision for income taxes	-	38	45	143

Deduct:
Partnership income	-	-	-	(3)

Profit before income taxes and partnership income	$76	$156	$261	$512

Fixed charges:
Interest expense	$255	$292	$809	$855
Rentals at computed interest*	1	1	4	4

Total fixed charges	$256	$293	$813	$859

Profit before income taxes plus fixed charges	$332	$449	$1,074	$1,371

Ratio of profit before income taxes plus fixed charges to fixed charges	1.30	1.53	1.32	1.60

*Those portions of rent expense that are representative of interest cost.